Exhibit 99.2

PRO FORMA COMBINED UNAUDITED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	MBody AI Corp.	Check-Cap Ltd.	Pro forma Combined
	June 30, 2025	June 30, 2025	June 30, 2025
	Audited	Unaudited	Unaudited
Assets
Current assets
Cash and cash equivalents	569	1,155	1,724
Short-term bank deposits	–	261	261
Inventories, net	651	–	651
Other current assets	51	–	51
Total current assets	1,271	1,416	2,687

Non-current assets
Investments	–	4,278	4,278
Property and equipment, net	–	–	–
Right-of-use assets	–	70	70
Total non-current assets	0	4,348	4,348
Total assets	1,271	5,764	7,035

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	–	674	674
Other current liabilities	–	782	782
Employees and payroll accruals	–	406	406
Loans payable to shareholders & related parties	173	–	173
Income taxes payable	–	–	–
Operating lease liabilities – current	–	123	123
Total current liabilities	173	1,985	2,158

Non-current liabilities
Operating lease liabilities – non-current	–	16	16
Total non-current liabilities	–	16	16
Total liabilities	173	2,001	2,174

Stockholders’ equity
Share capital / common stock	2	83,751	83,753
Additional paid-in capital	1,151	84,809	85,960
Accumulated deficit	-55	-164,797	-164,852
Total stockholders’ equity	1,098	3,763	4,861
Total liabilities and equity	1,271	5,764	7,035

PRO FORMA COMBINED UNAUDITED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	MBody AI Corp.	Check-Cap Ltd.	Pro forma Combined
	Six months ended June 30, 2025
	Audited	Unaudited	Unaudited
Revenue	94	-	94
Cost of revenues	(45)	-	(45)
Gross profit	49	-	49
Research & development
General & administrative	(106)	(1,330)	(1,436)
Operating income (loss)	(57)	(1,330)	(1,387)
Income on debt extinguishment		6,525	6,525
Finance income, net		18	18
Income (loss) before income tax	(57)	5,213	5,156
Net income (loss)	(57)	5,213	5,156

PRO FORMA COMBINED UNAUDITED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	MBody AI Corp.	Check-Cap Ltd.	Pro forma Combined
	December 31, 2024	December 31, 2024	December 31, 2024
Assets
Current assets
Cash and cash equivalents	94	–	94
Short-term bank deposits	–	265	265
Inventories, net	76	–	76
Other current assets	15	–	15
Total current assets	185	265	450

Non-current assets
Investments	–	–	–
Property and equipment, net	–	–	–
Right-of-use assets	–	112	112
Total non-current assets		112	112
Total assets	185	377	562

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	–	491	491
Other current liabilities	–	793	793
Employees and payroll accruals	–	406	406
Loans payable to shareholders & related parties	183	–	183
Income taxes payable	–	–	–
Operating lease liabilities – current	–	120	120
Total current liabilities	183	1,810	1,994

Non-current liabilities
Operating lease liabilities – non-current	–	16	16
Total non-current liabilities	–	16	16
Total liabilities	183	1,827	2,010

Stockholders’ equity
Share capital / common stock	0	83,751	83,751
Additional paid-in capital	–	84,809	84,809
Accumulated deficit	1	(170,010)	(170,009)
Total stockholders’ equity	1	(1,450)	(1,448)
Total liabilities and equity	185	377	562

PRO FORMA COMBINED UNAUDITED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	MBody AI Corp.	Check-Cap Ltd.	Pro forma Combined
	For the year ended December 31, 2024

Revenue	48	–	48
Cost of revenues	(45)	–	(45)
Gross profit	2	–	2
Research & development
General & administrative	(1)	(9,462)	(9,463)
Operating income (loss)	1	(9,462)	(9,461)
Impairment of loans receivable	–	(16,487)	(16,487)
Income on debt extinguishment	–
Finance income, net	–	800	800
Income (loss) before income tax	1	(25,149)	(25,148)
Net income (loss)	1	(25,149)	(25,148)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1. BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial statements present the combination of MBody AI Corp. (“MBody”) and Check-Cap Ltd. (“Check-Cap”) in connection with the business combination described in Note 2 (the “Business Combination”).

The unaudited pro forma condensed combined balance sheets as of June 30, 2025 and December 31, 2024 give effect to the Business Combination as if it had been completed on those respective dates. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and the year ended December 31, 2024 give effect to the Business Combination as if it had been completed on January 1, 2025 and January 1, 2024, respectively.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended, and are based on the historical audited and unaudited financial statements of MBody and Check-Cap. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the financial position or results of operations that would have occurred had the Business Combination been completed on the dates assumed, nor are they indicative of future results.

The unaudited pro forma condensed combined financial statements do not include the accompanying notes to the historical financial statements of MBody or Check-Cap. Such notes contain significant accounting policies and other disclosures required by U.S. GAAP and have been previously filed with the SEC as part of MBody’s and Check-Cap’s respective Forms 6-K. The unaudited pro forma condensed combined financial statements should be read in conjunction with those historical financial statements and related notes, which are incorporated by reference into this registration statement.

NOTE 2. DESCRIPTION OF THE BUSINESS COMBINATION

On September 12, 2025, MBody entered into a business combination agreement with Check-Cap, pursuant to which MBody will become a wholly owned subsidiary of Check-Cap, and Check-Cap will issue its ordinary shares to the former shareholders of MBody. Upon completion of the Business Combination, the former shareholders of MBody are expected to own a majority of the outstanding equity of the combined company.

Check-Cap will be the legal acquirer and SEC registrant; however, MBody has been determined to be the accounting acquirer for U.S. GAAP financial reporting purposes based on an evaluation of the criteria in ASC 805-10-55, including the relative voting rights of the shareholders, the composition of the board of directors and senior management of the combined company, and the continuation of MBody’s operations following the Business Combination.

NOTE 3. ACCOUNTING TREATMENT

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, the assets and liabilities of Check-Cap will be recorded at their historical carrying amounts, no goodwill or intangible assets will be recognized, and the historical financial statements of MBody will become the historical financial statements of the combined company.

Accordingly, the unaudited pro forma condensed combined financial statements represent a continuation of the financial statements of MBody, with the equity structure of Check-Cap reflected for periods subsequent to the completion of the Business Combination.

NOTE 4. PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the application of the Business Combination as described above. Management evaluated the requirements of Article 11 of Regulation S-X and determined that no transaction accounting adjustments, autonomous entity adjustments, or management’s adjustments were required for the periods presented because:

a)	MBody and Check-Cap did not have any historical intercompany balances or transactions;

b)	Business Combination is accounted for as a reverse recapitalization and does not require fair value measurement of assets or liabilities; and

c)	No events were identified that would have a continuing impact on the combined results of operations.

Accordingly, the unaudited pro forma condensed combined financial statements reflect a mathematical aggregation of the historical financial information of MBody and Check-Cap.

NOTE 5. ACCOUNTING POLICIES

The accounting policies of the combined company are expected to be those of MBody, as the accounting acquirer. Management reviewed the accounting policies of MBody and Check-Cap and determined that there were no material differences requiring adjustment to conform accounting policies for purposes of the unaudited pro forma condensed combined financial statements.

NOTE 6. SHARE CAPITAL

The unaudited pro forma condensed combined financial statements reflect the share capital structure of Check-Cap, the legal acquirer, following completion of the Business Combination. The historical equity balances of MBody have been reclassified into the equity structure of Check-Cap for pro forma presentation purposes.

The unaudited pro forma condensed combined financial statements do not reflect the issuance of any additional shares or securities other than those contemplated by the Business Combination.

In connection with the reverse recapitalization, the historical equity of MBody has been recast into the equity structure of Check-Cap for pro forma presentation purposes.

The pro forma combined stockholders’ deficit at December 31, 2024 reflects the historical accumulated deficits of the combined entities prior to the Business Combination.

NOTE 7. INCOME TAXES

No pro forma income tax adjustments have been recorded in the unaudited pro forma condensed combined financial statements. The Business Combination is expected to qualify as a non-taxable transaction for income tax purposes, and both MBody and Check-Cap have historically incurred net operating losses and maintain valuation allowances against deferred tax assets.

NOTE 8. COMMITMENTS AND CONTINGENCIES

There were no material commitments or contingencies arising directly from the Business Combination that required pro forma adjustment. Refer to the historical financial statements and related notes of MBody and Check-Cap for information regarding their respective commitments and contingencies.

NOTE 9. LIMITATIONS OF UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements do not include any anticipated synergies, operating efficiencies, cost savings, or integration costs that may result from the Business Combination. The unaudited pro forma condensed combined financial statements are not intended to represent the actual financial position or results of operations of the combined company following completion of the Business Combination.

The income on debt extinguishment reflected in the unaudited pro forma condensed combined statements of operations represents a historical, non-recurring item and is not indicative of future operating results.

NOTE 10. SUBSEQUENT EVENTS

Management evaluated subsequent events through the date of issuance of the unaudited pro forma condensed combined financial statements and determined that no subsequent events occurred that would require adjustment to, or disclosure in, the unaudited pro forma condensed combined financial statements.